Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

January 10, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3720

Attn: Larry Spirgel

Re:              Coyote Resources, Inc.
Form 8-K
Filed August 18, 2010, as amended
File No. 000-52512

Dear Mr. Spirgel:

On behalf of Coyote Resources, Inc., a Nevada corporation (the “Company”), and with respect to your letters dated September 16, 2010, November 12, 2010 and December 10, 2010, regarding the Company’s Form 8-K, filed August 18, 2010, as amended with the Securities and Exchange Commission, the Company acknowledges that in responding to the comments in those letters:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Coyote Resources, Inc.

/s/ Earl Abbot
Earl Abbott
Chief Executive Officer